SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2019

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SEABRIDGE GOLD INC.

(the “Company”)

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of the Company (File No. 333-229373).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Sales Agreement by and among Registrant, Cantor Fitzgerald & Co. and B. Riley FBR, Inc., dated October 11, 2019
99.2	News Release, dated October 11, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: October 11, 2019

EXHIBIT INDEX

99.1	Sales Agreement by and among Registrant, Cantor Fitzgerald & Co. and B. Riley FBR, Inc., dated October 11, 2019
99.2	News Release, dated October 11, 2019

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